                                                                  Rule 424(b)(3)
                                                       Registration No. 333-3837

                          --------------------------------------
                                SUPPLEMENT TO PROSPECTUS
                                 DATED NOVEMBER 12, 1996
                          --------------------------------------

          On November 8, 1996, NAI Technologies, Inc. filed its Quarterly Report on Form 10-Q for the quarter ended September 28, 1996, a copy of which is attached hereto and incorporated herein, with the Securities and Exchange Commission.

Dated: November 12, 1996

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-Q


(Mark One)
 X      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
---     EXCHANGE ACT OF 1934

        For the quarterly period ended September 28, 1996

                                       OR

        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
---     EXCHANGE ACT OF 1934

        For the transition period from_____________________to___________________


                          Commission File Number 0-3704


                             NAI TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)


         New York                                      11-1798773
(State or other jurisdiction of              (IRS Employer Identification No.)
 incorporation or organization)

2405 Trade Centre Avenue, Longmont, Colorado              80503-7602
(Address of principal executive offices)                  (Zip Code)

Registrant's telephone number, including area code: (303) 776-5674


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                             Yes  X    No
                                ----      ----


As of November 4, 1996, 9,016,937 shares of NAI Technologies, Inc.'s $.10 par value Common Stock were outstanding.

                             NAI TECHNOLOGIES, INC.


                                      INDEX


                                                                                PAGE

Facing Sheet                                                                     1

Index                                                                            2


PART I.  Financial Information

  Item 1. Financial Statements

               Consolidated Balance Sheets -                                     3
               September 28, 1996 and December 31, 1995

               Consolidated Statements of Operations -                           4
               Three months ended September 28, 1996 and
               September 30, 1995

               Consolidated Statements of Operations -                           5
               Nine months ended September 28, 1996 and
               September 30, 1995

               Consolidated Statements of Cash Flows -                           6
               Nine months ended September 28, 1996 and
               September 30, 1995

               Other Financial Information                                       7

  Item 2. Management's Discussion and Analysis of
               Financial Condition and Results of Operations                  8-13

PART II.  Other Information

  Item 1. Legal Proceedings                                                     14

  Item 4. Submission of Matter to Vote of Security Holders                      14

  Item 6. Exhibits and Reports on Form 8-K                                      15

Signatures                                                                      16

Exhibits                                                                        17

                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                     NAI TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                         SEPT. 28,    DEC. 31,
                                                           1996        1995
                                                                      (AUDITED)
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                               $ 3,217     $ 2,605
  Accounts receivable, net                                 11,887      13,735
  Inventories, net                                         11,112      11,995
  Deferred tax asset                                          384         384
  Other current assets                                        634         813
--------------------------------------------------------------------------------
        Total current assets                               27,234      29,532
--------------------------------------------------------------------------------

Property, plant and equipment, net                          4,764       5,351
Excess of cost over fair value of assets
  acquired, net                                             9,864      10,339
Long-term notes receivable                                     --       1,190
Other assets                                                2,268       1,600
--------------------------------------------------------------------------------
        Total assets                                      $44,130     $48,012
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current installments of long-term debt                  $ 1,397     $ 2,177
  Accounts payable                                          5,141       9,797
  Accrued payroll and commissions                             358         768
  Other accrued expenses                                    4,132       6,376
  Income taxes payable                                        640         370
--------------------------------------------------------------------------------
        Total current liabilities                          11,668      19,488
--------------------------------------------------------------------------------

Long-term debt                                             15,268      15,573
Other accrued expenses                                      2,406       2,481
Deferred income taxes                                         384         384
--------------------------------------------------------------------------------
        Total liabilities                                 $29,726     $37,926
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
  Capital Stock:
  Preferred stock, no par value, 2,000,000
    shares authorized and unissued                             --          --
  Common stock, $.10 par value, 25,000,000
    shares authorized; shares issued: 8,841,937
    in 1996 and 7,459,437 in 1995                             884         746
  Capital in excess of par value                           18,981      16,162
  Foreign currency translation adjustment                      75          43
  Retained earnings (deficit)                              (5,536)     (6,865)
--------------------------------------------------------------------------------
        Total shareholders' equity                         14,404      10,086
--------------------------------------------------------------------------------
        Total liabilities and shareholders' equity        $44,130     $48,012
================================================================================


                     NAI TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                     FOR THE THREE MONTHS ENDED
                                                     ---------------------------
                                                       SEPT. 28,      SEPT. 30,
                                                          1996          1995
--------------------------------------------------------------------------------
Net sales                                               $17,271        $15,887
--------------------------------------------------------------------------------
Cost of sales                                            13,470         14,097
--------------------------------------------------------------------------------
Gross margin                                              3,801          1,790
--------------------------------------------------------------------------------

Selling expense                                             894          1,269
General and administrative expenses                       1,423          1,413
Research and development                                    343            425
Other                                                      (609)           170
--------------------------------------------------------------------------------

Total expenses                                            2,051          3,277
--------------------------------------------------------------------------------
Operating earnings (loss)                                 1,750         (1,487)
--------------------------------------------------------------------------------

Non-operating income (expense)
  Other                                                      --             --
  Deferred debt expense                                    (120)          (300)
  Interest income                                            13             48
  Interest expense                                         (548)          (446)
--------------------------------------------------------------------------------
                                                           (655)          (698)
--------------------------------------------------------------------------------

Earnings (loss) before income taxes                       1,095         (2,185)
Provision for  income taxes                                 131            111
--------------------------------------------------------------------------------
Net income (loss)                                        $  964        $(2,296)
================================================================================

Earnings (loss) per common share                         $ 0.11        $( 0.31)
================================================================================

Average shares outstanding                                9,000           7,459
================================================================================

                     NAI TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                       FOR THE NINE MONTHS ENDED
                                                       -------------------------
                                                        SEPT. 28,      SEPT. 30,
                                                          1996           1995
--------------------------------------------------------------------------------
Net sales                                                $51,128        $42,658
--------------------------------------------------------------------------------
Cost of sales                                             40,512         40,177
-------------------------------------------------------------------------------
Gross margin                                              10,616          2,481
--------------------------------------------------------------------------------

Selling expense                                            3,010          3,775
General and administrative expenses                        3,933          4,172
Research and development                                   1,215          1,451
Other                                                     (1,081)           396
--------------------------------------------------------------------------------

Total expenses                                             7,077          9,794
--------------------------------------------------------------------------------
Operating earnings (loss)                                  3,539         (7,313)
--------------------------------------------------------------------------------

Non-operating income (expense)
  Other                                                       15             --
  Deferred debt expense                                     (345)          (600)
  Interest income                                            114            136
  Interest expense                                        (1,722)        (1,197)
--------------------------------------------------------------------------------
                                                          (1,938)        (1,661)
--------------------------------------------------------------------------------

Earnings (loss) before income taxes                         1,601        (8,974)
Provision for income taxes                                    272           221
--------------------------------------------------------------------------------
Net earnings (loss)                                       $ 1,329       $(9,195)
================================================================================

Earnings (loss) per common share                            $0.16       $ (1.25)
================================================================================

Average shares outstanding                                  8,326         7,356
================================================================================

                     NAI TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                       FOR THE NINE MONTHS ENDED
                                                       -------------------------
                                                        SEPT. 28,     SEPT. 30,
                                                          1996           1995
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)                                    $1,329         $(9,195)
  Adjustments to reconcile net loss to cash
   provided by (used in) operating activities:
  Depreciation and amortization                           1,918           2,190
  Net(gain) on sale of property, plant and
   equipment and other                                  (1,543)             (2)
  Provision for inventory obsolescence                      127           2,180
  Loss on sale of notes receivable                           89              --
  Change in assets and liabilities, excluding
   effects from acquisitions and
    foreign currency adjustments:
    Accounts receivable                                   1,454          (1,535)
    Inventories                                             662             889
    Accounts payable and other accrued expenses          (7,576)          1,859
    Income taxes                                            270           4,202
    Other, net                                           (1,020)            252
--------------------------------------------------------------------------------
Net cash flow (used in) provided by operating
 activities                                              (4,290)            840
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Contingent payment on purchase of KMS Advanced
   Products                                                  --            (103)
  Purchase of property, plant and equipment                (477)           (439)
  Proceeds from sale of property, plant and
    equipment and other                                   2,266             440
--------------------------------------------------------------------------------
Net cash provided by (used in) investing activities       1,789            (102)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuances of notes payable                                590               6
  Issuance of 12% convertible bonds                       5,842              --
  Payments of notes payable                                (590)           (133)
  Payments of long-term debt                             (3,863)           (533)
  Receipts on notes receivable                            1,101              --
  Payments for debt restructuring                            --            (340)
  Proceeds from exercise of stock options and stock
   purchase plan                                             --              60
--------------------------------------------------------------------------------
Net cash provided by (used in) financing activities       3,080            (940)
--------------------------------------------------------------------------------
Effect of foreign currency exchange rates on cash            33             (20)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents        612            (222)
Cash and cash equivalents at beginning of year            2,605           1,658
--------------------------------------------------------------------------------
Cash and cash equivalents at end of period               $3,217         $ 1,436
================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for (refunded):
    Interest                                             $1,696         $ 1,049
    Income taxes                                             $6         $(4,725)
  Non-cash investing and financing activities
    Notes receivable from sale of property,
        plant and equipment                              $   --         $ 1,190
    Net conversions of 12% notes into common stock       $1,897         $    --
    Common stock issued in debt restructuring            $   --         $   500
================================================================================

                           OTHER FINANCIAL INFORMATION


UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC. The Company believes that the disclosures contained herein are adequate to make the information presented not misleading. The consolidated statements of operations for the nine months ended September 28, 1996 are not necessarily indicative of the results to be expected for the full year. These unaudited financial statements should be read in conjunction with the audited financial statements and accompanying notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.


INVENTORIES

Inventories are summarized by major classification as follows:

                                                        Sept. 28,      Dec. 31,
                                                          1996           1995
                                                                       (Audited)
--------------------------------------------------------------------------------
(In thousands of dollars)
  Raw materials and components                             $8,857       $11,695

  Work-in-process                                           3,872         4,121

  Finished goods                                            1,183           477

  Allowance for obsolescence                               (2,584)       (3,536)

  Unliquidated progress payments                             (216)         (762)
--------------------------------------------------------------------------------

  Inventories, net                                        $11,112       $11,995
================================================================================

Item 2.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Third Quarter 1996 Compared with Third Quarter 1995

The nature of the Company's business is such that year to year changes in sales levels are predominantly due to changes in shipping volume or product mix rather than changing sales prices. Net sales for the third quarter of 1996 were $17.3 million, a 9% increase when compared with $15.9 million for the same period in 1995.

The following chart provides the sales breakdown by segment and subsidiary for the third quarter:

In thousands of dollars                             1996          1995       % Change
-------------------------------------------------------------------------------------------
ELECTRONIC SYSTEMS SEGMENT
        Codar Technology, Inc.                      $8,420       $6,429        31%
        NAI Systems Division                         3,735        3,973        (6%)
        Lynwood Scientific Dev. Ltd.                 3,620        2,995        21%
        Inter-company                                  (26)         (57)       --
                                                   ----------------------------------------
  Total Electronic Systems Segment                  15,749       13,340        18%

TELECOMMUNICATIONS SEGMENT
        Wilcom, Inc.                                 1,522        2,547       (40%)
                                                   ----------------------------------------
  Total Telecommunications Segment                   1,522        2,547       (40%)
                                                   ----------------------------------------
  TOTAL                                            $17,271      $15,887         9%
                                                   ========================================

Sales in the Electronic Systems segment (net of inter-company eliminations) increased 18% to $15.7 million from $13.3 million for the same period in 1995. The increase recorded by Codar is attributable to increased shipping volumes. Codar's 1995 revenues were adversely impacted by production problems on several contracts. The increase in sales at Lynwood Scientific Developments Ltd. is representative of the increased level of business at the subsidiary.

In recent years the Company has reduced its dependency on the United States defense budget by expanding its non-military business operations. However, the Company still expects approximately 50% of 1996 sales to be directly to the military or through prime contractors to the military. The Company is not aware of any programs in which it participates that are specifically targeted for termination or curtailment. The Company's products are utilized on many different U.S. Government programs which reduces the adverse impact of canceling a single specific program. However, changes in future U.S. defense spending levels could impact the Company's future sales volume.

Sales in the Telecommunications segment decreased 40% to $1.5 million as compared to $2.5 million for the same period in 1995. The decrease in sales is attributable to reduced line treatment revenues principally attributable to the Company's new telephone line quality improvement products. The Company completed a contract for one of these new products which generated substantially more revenue in the third quarter of 1995 than in the third quarter of 1996.

The gross margin percentage for the third quarter of 1996 was 22% as compared with 11% in the comparable period in 1995. The following chart provides the gross margin percentage by subsidiary.


                                                   1996                  1995
--------------------------------------------------------------------------------
Codar Technology, Inc.                             13.5%                (8.5%)
NAI Systems Division                               19.7%                18.0%
Lynwood Scientific Dev. Ltd.                       33.9%                35.0%
Wilcom, Inc.                                       46.2%                22.5%

The margin improvement at Codar is attributable to increased shipping volumes and cost reduction efforts initiated in late 1995 and early 1996. Codar's operating performance was adversely impacted by several large contracts for which the gross margins are -0-. These contracts were substantially completed during the third quarter of 1996. The Company expects the Codar gross margin percentage to continue to improve during the remainder of the year. Codar's third quarter 1995 gross margin was adversely impacted by the recording of a $1,400,000 provision attributable to cost growth on certain long-term contracts due to engineering design changes, greater than anticipated labor and material costs and under-absorbed overhead.

Wilcom's gross margin was favorably impacted by cost reduction efforts completed in the fourth quarter of 1995 and a favorable mix of high margin product revenues.

Selling expense for the third quarter of 1996 was $0.9 million as compared with $1.3 million for the same period in 1995. The 30% decrease despite an increase in sales of 9% is attributable to the Company's cost reduction program.

General and administrative expenses for the third quarter of 1996 were $1.4 million, essentially unchanged from the comparable 1995 figure.

Company-sponsored research and development expenditures for the third quarter of 1996 were $0.3 million, down slightly from the same period in 1995. The Company expects that the level of the third quarter 1996 IR&D expenditures will be relatively constant for the remainder of 1996.

The Company had operating earnings of $1.8 million for the third quarter of 1996 as compared with an operating loss of $1.5 million for the same period in 1995. The third quarter results were favorably impacted by the recognition of a gain of approximately $750,000 on the previously announced sale of the Systems Integration Division to Tracor Aerospace Inc. in June 1996.

Interest expense and deferred debt expense, net of interest income, was $0.7 million for the third quarter of 1996 as compared with $0.7 million for the same period in 1995.

The entire tax expense pertains to the Company's Lynwood subsidiary located in the U.K. Lynwood's earnings are taxed in the U.K. and, while the Company has a U.S. net operating loss carry-forward, Lynwood is required to pay taxes in the U.K. The Company is unable to recognize the full tax benefit associated with its U.S. net operating loss carry-forward due to uncertainties as to whether or not a future benefit will be realized. When the Company returns to sustained profitability, the benefits of such a tax loss carry-forward will be recognized.

For the third quarter of 1996 the Company recorded a net profit of $1.0 million as compared with a net loss of $2.3 million in the third quarter of 1995. Earnings per share were $0.11 as compared with a loss of $0.31 per share for the same period in 1995, based on a weighted average of 9.0 million and 7.5 million shares outstanding, respectively.

First Nine Months of 1996 Compared with First Nine Months of 1995

The nature of the Company's business is such that year to year changes in sales levels are predominantly due to changes in shipping volume or product mix rather than changing sales prices. Net sales for the first nine months of 1996 were $51.1 million, a 20% increase when compared with $42.7 million for the same period in 1995.

The following chart provides the sales breakdown by segment and subsidiary for the first nine months:

In thousands of dollars                       1996          1995        % Change
--------------------------------------------------------------------------------
ELECTRONIC SYSTEMS SEGMENT
        Codar Technology, Inc.              $25,098       $19,489         29%
        NAI Systems Division                 10,265         9,186         12%
        Lynwood Scientific Dev. Ltd.         10,278         8,427         22%
        Inter-company                          (286)         (511)        --
                                            ------------------------------------
          Total Electronic Systems Segment   45,355        36,591         24%

TELECOMMUNICATIONS SEGMENT
        Wilcom, Inc.                          5,773         6,067         (5%)
                                            ------------------------------------

  Total Telecommunications Segment            5,773         6,067         (5%)
                                            ------------------------------------

  TOTAL                                     $51,128       $42,658          20%
                                            ====================================

Sales in the Electronic Systems segment (net of inter-company eliminations) increased 24% to $45.4 million from $36.6 million for the same period in 1995. Each of the NAI subsidiaries recorded sales increases in the first nine months of 1996 as compared to 1995. The largest increase was recorded by Codar and is attributable to increased shipping volumes. Codar's 1995 revenues were adversely impacted by production problems on certain contracts. The increased sales at the NAI Systems Division and Lynwood are representative of the increased levels of business at both companies.

In recent years the Company has reduced its dependency on the United States defense budget by expanding its non-military business operations. However, the Company still expects approximately 50% of 1996 sales to be directly to the military or through prime contractors to the military. The Company is not aware of any programs in which it participates that are specifically targeted for termination or curtailment. The Company's products are utilized on many different U.S. Government programs which reduces the adverse impact of canceling a single specific program. However, changes in future U.S. defense spending levels could impact the Company's future sales volume.

Sales in the Telecommunications segment decreased 5% to $5.8 million as compared to $6.1 million for the same period in 1995. The small decrease in sales is attributable to reduced line treatment revenues.

The gross margin percentage for the first nine months of 1996 was 20.8% as compared with 5.8% for the same period in 1995. The following chart provides the gross margin percentage by subsidiary.

                                                 1996                   1995
--------------------------------------------------------------------------------
Codar Technology, Inc.                           11.6%                  (9.4)%
NAI Systems Division                             19.7%                  15.4%
Lynwood Scientific Dev. Ltd.                     33.3%                  32.9%
Wilcom, Inc.                                     36.8%                  22.5%

The margin improvement at Codar is attributable to increased shipping volumes and cost reduction efforts initiated in late 1995 and early 1996. Codar's operating performance was still adversely impacted by several large contracts for which the gross margins are -0-. These contracts were substantially completed during the third quarter of 1996. Codar's 1995 gross margins were adversely impacted by the recording of a $1,400,000 provision attributable to cost growth on certain long-term contracts due to engineering design changes, greater than anticipated labor and material costs and under-absorbed overhead and a $1,100,000 provision for inventory obsolescence. The Company expects the Codar gross margin percentage to continue to improve during the remainder of the year.

The Systems Division's first nine months 1995 gross margin was adversely impacted by the recording of a $900,000 provision for inventory obsolescence.

Wilcom's gross margin was favorably impacted by cost reduction efforts completed in the fourth quarter of 1995 and a favorable mix of high margin product revenues.

Selling expense for the first nine months of 1996 was $3.0 million as compared with $3.8 million for the same period in 1995. The 20% decrease despite an increase in sales of 20% is attributable to the Company's efforts to reduce its operating expenses.

General and administrative expenses for the first nine months of 1996 were $3.9 million as compared with $4.2 million for the same period in 1995. A decline in the corporate office expense as well as cost cutting moves taken in the fourth quarter of 1995 account for the decline.

Company-sponsored research and development expenditures for the first nine months of 1996 were $1.2 million as compared with $1.5 million for the same period in 1995. The Company expects that the level of the first nine months of 1996 IR&D expenditures will be relatively constant for the remainder of 1996.

For the first nine months of 1996, the Company had operating earnings of $3.5 million as compared with an operating loss of $7.3 million for the same period in 1995. The first nine month results were favorably impacted by the recognition of a gain of approximately $1.5 million on the previously announced sale of the Systems Integration Division to Tracor Aerospace Inc. in June 1996.

Interest expense and deferred debt expense, net of interest income, was $2.0 million for the first nine months of 1996 as compared with $1.7 million for the same period in 1995.

The entire tax expense pertains to the Company's Lynwood subsidiary located in the U.K. Lynwood's earnings are taxed in the U.K. and, while the Company has a U.S. net operating loss carry-forward, Lynwood is required to pay taxes in the U.K. The Company is unable to recognize the full tax benefit associated with its U.S. net operating loss carry-forward due to uncertainties as to whether or not a future benefit will be realized. When the Company returns to sustained profitability, the benefits of such a tax loss carry-forward will be recognized.

For the first nine months of 1996 the Company recorded a net profit of $1.3 million as compared with a net loss of $9.2 million in the comparable period of 1995. Earnings per share were $0.16 as compared with a loss of $1.25 for the same period in 1995, based on a weighted average of 8.3 million and 7.4 million shares outstanding, respectively.

Liquidity and Capital Resources

On February 15, 1996 the Company entered into an amendment to its credit agreement with its bank lenders which amended and extended the payment provisions contained therein and reset certain financial covenants on more favorable terms for the Company. The revised credit agreement provides for quarterly principal payments of $500,000, beginning on March 31, 1996 and payments of $750,000 beginning on March 31, 1997 and paid through December 31, 1998. The remaining principal balance is due on January 15, 1999. Interest is payable monthly at the rate of 1 3/4% above prime. The loan covenants require that the Company maintain certain minimum levels of net worth, current ratio and quick ratio. There are also limits on capital expenditures and the payment of cash dividends. The Company believes that it can comply with such loan covenants during the term of the credit agreement.

On February 15, 1996, February 23, 1996, February 29, 1996 and May 2, 1996, the Company issued an aggregate of $8,342,000 of 12% Convertible Subordinated Promissory Notes due January 15, 2001 (the "Notes") and warrants to purchase an aggregate of 2,085,500 shares of the Company's Common Stock (the "Warrants"). The Notes are convertible by the holders into shares of Common Stock at a price equal to $2.00 per share, subject to adjustment if the Company fails to meet certain earnings thresholds and in certain other events. Interest on the Notes is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing April 15, 1996. The Notes mature on January 15, 2001. The Notes may be prepaid by the Company without premium or penalty at any time after January 15, 1999. The Notes are unsecured obligations of the Company and contain certain restrictions on the Company including a negative pledge of the Company's assets not otherwise encumbered by the holders of the senior indebtedness.

In addition to the Warrants issued with the Notes, the Company issued an aggregate of 2,034,200 Warrants to the lead investor and the placement agent. All Warrants entitle the holders thereof to purchase shares of Common Stock at any time and from time to time on or before February 15, 2002 at an exercise price equal to $2.50 per share of Common Stock, subject to adjustment in certain events.

The Company received total proceeds (net of placement agency fees and expenses) of $7,534,081 ($2,500,000 was received prior to December 31, 1995) from the sale of the Notes and the Warrants upon completion of the offering.

Approximately $4.1 million was used to reduce the Company's accounts payable to its vendors. The remainder of the funds received have been used to meet operating and working capital needs. As a result of the sale of the Notes and the debt restructuring, the Company is required to expend approximately $4,073,000 in principal and interest payments in 1996, $4,933,000 in 1997 and $4,632,000 in 1998. On January 15, 1999 the Company is required to make a balloon payment of $7,175,000. As of September 28, 1996 the Company had made principal payments which were $1,300,000 in excess of the required pay down requirements.

The Company intends to further reduce its operating expenses and sell all non-essential assets. The Company intends to pay interest on the Notes, interest and principal under the credit agreement and operating expenses for the next three years with cash flow from operations together with the excess cash received from the sale of the Notes after the payment of vendors and proceeds from assets sales. The Company believes that it will be necessary to refinance its existing bank debt prior to maturity on January 15, 1999 when the balloon payment of $7,175,000 is due. At that time, the Company intends to explore all available options including the issuance of debt or equity securities of the Company and the sale of one or more of the Company's subsidiaries.

On May 9, 1996, the Company entered into an agreement with Charles S. Holmes, a member of the Company's Board of Directors, that in consideration of his converting the Note in the aggregate unpaid principal amount of $2,000,000 held by him into 1,000,000 shares of Common Stock as provided in Section 6 of the Note, the Company would immediately grant him warrants to purchase 300,000 shares of Common Stock at any time and from time to time on or before February 15, 2002 at an exercise price of $3.00 per share, subject to adjustment in certain events.

During the third quarter of 1996 an additional $765,000 of Notes were converted in accordance with the terms thereof into 382,500 shares of common stock thereby bringing the total conversions for the year to $2,765,000 and reducing the aggregate principal amount of Notes outstanding to $5,577,000 from the originally issued $8,342,000.


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                                                                         Page 13

Cash and cash equivalents totaled $3.2 million at September 28, 1996, as compared to $2.6 million at December 31, 1995. Cash used by operating activities amounted to $4.3 million in the first nine months of 1996, as compared to cash provided by operating activities of $0.8 million in the comparable period of 1995.

A significant factor in the Company's improved cash flow performance in 1996 has been the "smoothing" of shipments during each month and for the third quarter. In the past years the Company's shipments were heavily weighted towards the end of each month and the last month of each quarter. This improvement in shipping performance has enabled the Company to reduce its inventory and account receivable balances.

The increase in non-current assets from the beginning of the year is attributable to the deferred debt expense incurred as a result of the sale of the Notes in February 1996.

Inflation

The Company's financial statements are prepared in accordance with historical accounting systems, and therefore do not reflect the effect of inflation. The impact of changing prices on the financial statements is not considered to be significant.


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

                                                                         Page 14

                           PART II. OTHER INFORMATION

Item 1. Legal Proceedings

On September 12, 1996 NAI Technologies, Inc. announced that a jury in the United States District Court for the Eastern District of New York had found Robert A. Carlson, the Chairman and Chief Executive Officer of the Company, Richard A. Schneider, the Executive Vice President and Chief Financial Officer of the Company, and the Company not liable in the securities fraud class action entitled TDA Trading Corp. v. Carlson, et al.

Item 4. Submission of Matter to a Vote of Security Holders

The Annual Meeting of Shareholders of NAI Technologies, Inc. was held at the Chase Manhattan Bank Building, 270 Park Avenue, New York, New York, on August 7, 1996 at 10:00 a.m. There were 7,862,755 shares represented either in person or by proxy, out of a total of 8,459,437 shares issued and outstanding on June 27, 1996, the record date. At such meeting the Shareholders approved Agenda Item 1 which was an amendment to the Company's Restated Certificate of Incorporation to create a classified Board of Directors containing two classes, one class having four members and one class having three members, which replaces the provisions of the Restated Certificate of Incorporation which provides for a classified Board of Directors containing three classes under certain circumstances. 4,328,056 shares, which is in excess of the majority of outstanding shares required by law, voted for the resolution with 682,824 voted against and 57,350 abstaining.

        Agenda Item 2, the Shareholders elected with a vote of 7,519,102 shares, which is in excess of the plurality of outstanding shares required by law, Robert A. Carlson, Charles S. Holmes and C. Shelton James as Class I Directors until the second Annual Meeting of Shareholders and Richard A. Schneider, Stephen A. Barre, Edward L. Hennessy, Jr. and Dennis McCarthy as Class II Directors until the next Annual Meeting of Shareholders and in each case, until their successors have been elected.

        Agenda Item 3, the ratification of the adoption of the Company's 1996 Stock Option Plan, was approved by a vote of 7,386,631 shares, which was in excess of the majority of the shares present and voting at the meeting required by law, while 440,751 shares were voted in opposition and 35,365 abstained.

        Agenda Item 4, the ratification and approval of the adoption of Amendments to the 1993 Stock Option Plan for Directors, was approved by a vote of 7,585,317 shares, which was in excess of the majority of the shares present and voting at the meeting required by law, while 233,476 shares were voted in opposition and 43,954 abstained.

        Agenda Item 5, the ratification of the selection of KPMG Peat
Marwick as independent auditors for the Company for fiscal year 1996, was approved by a vote of 7,804,647 shares, which was in excess of the majority of the shares present and voting at the meeting required by law, while 18,685 shares were voted in opposition and 39,423 abstained.







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                                                                         Page 15

Item 6.        Exhibits and Reports on Form 8-K

        a)  Exhibits

           3(i)       Restated Certificate of Incorporation of NAI Technologies, Inc. filed with the Secretary of State of the State of New York on August 19, 1991.

           3(ii)      Certificate of Amendment of the Certificate of Incorporation of NAI
                      Technologies, Inc. filed with the Secretary of State of the State of
                      New York on August 7, 1996.

           4(i)       Indenture, dated as of July 15, 1996, between NAI Technologies, Inc.
                      and First Trust National Association, as Trustee.

           4(ii)      Warrant Agreement, dated as of August 26, 1996, between NAI
                      Technologies, Inc. and American Stock Transfer & Trust Company.

           10(i)      Amendment No. 1 to Employment Agreement, entered into as of August 8,
                      1996, between NAI Technologies, Inc. and Richard A. Schneider.

           10(ii)     Settlement Agreement and Release, entered into as of August 8, 1996, between NAI Technologies, Inc. and Richard A. Schneider.

           10(iii)    1996 Stock Option Plan.

           10(iv)     1993 Stock Option Plan for Directors, as amended.

           11         Statement re computation of per share earnings.

           27         Financial Data Schedule (EDGAR filing only).

           99(i)      Form of Note Certificate

           99(ii)     Form of Warrant Certificate


        b)  Reports on Form 8-K

                      None.

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                                                                         Page 16



                               S I G N A T U R E S


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                    NAI TECHNOLOGIES, INC.
                                        (Registrant)





DATE  November 11, 1996             By:\s\Richard A. Schneider
     --------------------------     ---------------------------------------
                                          Richard A. Schneider
                                          Executive Vice President
                                     (On behalf of the registrant and as
                                     Principal Financial Officer)